David Allinson	53rd at Third
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File No. 039021-0003
November 3, 2008

VIA EDGAR AND HAND DELIVERY
Mr. Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Opnext, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 21, 2008
File No. 333-152867
Dear Mr. Kruczek:
     On behalf of our client, Opnext, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 27, 2008, with respect to the Registrant’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on October 21, 2008 (the “Amendment No. 1”). Simultaneously with this letter, the Registrant has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), revised to reflect changes prompted by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1.
     The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.
Structure of the Merger, page 65
1.	We note your response to prior comment 1. It is unclear where you have provided disclosure regarding the purpose and effect of the “two-step” merger structure. Please revise. For example, disclose whether the structure is necessary to qualify the transaction as a reorganization and whether it is designed to ensure specific tax consequences in the event the transaction does not qualify as a reorganization. Also discuss why the intended tax results could not be accomplished through a one-step process or a forward merger of StrataLight into you or a company controlled by you.
     Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 65 and 66 of Amendment No. 2.
StrataLight Support Agreement, page 83
2.	We note your response to prior comment 2. Please provide tabular disclosure regarding (1) each StrataLight stockholder who is a party to the support agreement; (2) the relationship of those holders to StrataLight; (3) the number and percent of common and/or preferred stock held by those holders; and (4) the percentage of total voting control they hold as a group.
     Response: In response to the Staff’s comment, the Registrant has provided the requested tabular disclosure on page 84 of Amendment No. 2.

November 3, 2008

3.	If Galleon, Entrepia and Crosslink each hold more than 5% of StrataLight’s outstanding preferred stock, as noted in your response to prior comment 2, then please tell us why Galleon and Entrepia are not included in the beneficial ownership table on page 140 and why Crosslink was not included in that table in your initial filing. Also, please tell us whether these entities held more than 5% of StrataLight’s equity securities at the time they entered the support agreements. If they did not, please expand your response to discuss how the agreement by those entities to vote in favor of the transaction is consistent with Section 5 of the Securities Act.
Response: In response to the Staff’s comment, the Registrant notes that the exclusion in the beneficial ownership table of (i) the Crosslink entities in the initial filing of the Registration Statement on Form S-4 was in error and added such entities in Amendment No. 1 and (ii) Galleon Special Opportunities Master Fund, SPC, Ltd., Galleon Crossover Segregated Portfolio (“Galleon”) and the Entrepia entities in Amendment No. 1 was in error and added such entities in Amendment No. 2.

The Crosslink entities collectively held more than 5% of StrataLight’s total outstanding capital stock at the time the StrataLight Support Agreement was entered. The Entrepia entities, at the time the StrataLight Support Agreement was entered, collectively owned 5.8% of the total outstanding preferred stock of StrataLight, 4.7% of the total outstanding capital stock of StrataLight, 14.3% of the total outstanding Series D Preferred Stock of StrataLight and 13.1% of the aggregate total outstanding Series D Preferred Stock and Series E Preferred Stock of StrataLight. Under StrataLight’s Certificate of Incorporation, the requisite vote to approve the merger includes the vote of at least 66-2/3% of the outstanding Series D Preferred Stock and at least 66-2/3% of the outstanding Series D Preferred Stock and Series E Preferred Stock, voting together as a single class. As holders of large percentages of the StrataLight Series D and Series E Preferred Stock, the Entrepia entities have considerable impact on satisfying the requisite vote required from such holders. Galleon owned 5.8% of the total outstanding preferred stock of StrataLight and 4.7% of the total outstanding capital stock of StrataLight at the time the StrataLight Support Agreement was entered.

Each of Galleon and the Entrepia entities hold contractual rights to attend meetings of the StrataLight board of directors. Each of these entities had one or more representatives attend multiple board meetings of StrataLight held during the lengthy discussions and negotiations leading up to, and including, the decision of StrataLight’s board of directors to enter into the merger agreement with the Registrant. During the course of such meetings, these representatives, along with StrataLight’s directors, received regular updates on (i) the status of StrataLight’s business, (ii) the proposed merger and alternatives to the proposed merger, including presentations from the Company’s financial advisor and (iii) the status of the due diligence efforts associated with the proposed merger. Such representatives of Galleon and the Entrepia entities joined members of the StrataLight board of directors in thorough discussions of the proposed terms of the merger and during such meetings addressed questions to StrataLight’s management, its financial advisors, and its counsel. Such representatives were also in attendance at the board meeting at which the merger was ultimately approved. Due to the presence of these representatives at, and their active participation in, these meetings of the StrataLight board of directors, Galleon and the Entrepia entities were familiar with the status of StrataLight, the events leading up to adoption of the merger agreement, and the provisions of such agreement.

SEC Release No. 7606A, referenced in Section VIII.A.9 of the SEC’s Current Issues and Rulemaking Projects (November 14, 2000), proposed that registration of offers and sales of securities to persons who entered into “lock-up” agreements in connection with a business combination be allowed in the case of executive officers and certain other persons, including holders of 5% or more of the voting equity securities of the company being acquired (provided certain other circumstances apply, which facts are satisfied in this transaction as detailed in Response #2 of Registrant’s letter to the Staff filed October 21, 2008). Release 7606A notes that the Staff’s intent in limiting “lock-up” signatories to such persons was to “assure that the only persons who signed the agreements were insiders with access to corporate information who arguably would not need the protections of registration and prospectus disclosure.” Each of Galleon and the Entrepia entities, although holding slightly less than 5% of the total voting equity securities of StrataLight, enjoyed such access to corporate information of StrataLight through their attendance at, and participation in, board meetings throughout the course of the negotiations with the Registrant. Accordingly, the Registrant respectfully submits that inclusion of such entities as signatories to the StrataLight Support Agreement is consistent with Section 5 of the Securities Act.
4.	Please include below the second paragraph of text on this page the signature of at least a majority of your board of directors.
     Response: In response to the Staff’s comment, the Registrant has made the requested revisions on the signature page to Amendment No. 2.
***
We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1749 or my colleague, Paul Kukish, at (212) 906-1725.

Sincerely,
/s/ David Allinson
David Allinson
of Latham & Watkins LLP